MILLAR WESTERN FOREST PRODUCTS LTD.

     Management’s Discussion and Analysis of the
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2014

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2013 annual MD&A and the 2013 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of November 4, 2014.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended September 30, 2014, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expense, depreciation and amortization. Operating earnings is net income plus finance expenses, income tax expense or recovery and the foreign exchange gain or loss on debt. Other income or expense includes both realized and unrealized gains and losses on foreign exchange and/or commodity hedging and the foreign-exchange impact on working capital balances. Only the realized portion of such income or expense is included in Adjusted EBITDA whereas both the realized and unrealized portions are included in the determination of operating earnings.

Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. The term, as used in this annual report, is not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to net income, operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our lumber and pulp products;
  future production volumes, efficiencies and operating costs;
  increases or decreases in the prices of our products;
  our future stability and growth prospects;
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
  our future profitability and capital needs, including capital expenditures;
  the outlook for and other future developments in our affairs or in the industries in which we participate; and
  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bioenergy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy, for consumption by our pulp operations; completion and startup of the bioenergy facility are scheduled for late 2015.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm), 80 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital, in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $40-45 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 91% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we have long-term rights under a Power Purchase Arrangement to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. We manage our exposure to seasonal swings in market pricing by utilizing our rights to a natural gas storage facility, in which we store gas during periods of low demand and pricing, and withdraw gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently constructing a bioenergy project that will utilize anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three and nine months ended September 30, 2014, the immediately prior quarter ended June 30, 2014, and the three and nine months ended September 30, 2013.

	Three months ended			Nine months ended
	Sep. 30/14	Jun. 30/14	Sep. 30/13	Sep. 30/14	Sep. 30/13
	(in millions)			(in millions)

Statements of earnings data:
Revenue	$104.0	$113.1	$94.3	$311.6	$291.6
Cost of products sold	74.2	72.3	65.0	210.6	196.9
Freight and other distribution costs	15.5	17.1	13.1	45.5	40.4
Depreciation and amortization	3.6	3.6	3.5	10.7	10.5
General and administration	4.0	5.0	3.6	13.7	13.4
Other (income) expense	(2.6)	1.1	1.5	(3.5)	(11.0)
Operating earnings	$9.3	$14.0	$7.6	$34.6	$41.4
Foreign exchange (loss) gain on borrowings	(11.1)	8.1	4.5	(11.8)	(7.4)
Finance expenses	(5.7)	(5.3)	(5.0)	(16.7)	(15.7)
Net (loss) income before income taxes	$(7.5)	$16.8	$7.1	$6.1	$18.3
Income taxes expense	0.7	2.2	0.6	4.3	6.4
Net (loss) income and comprehensive (loss) income	$(8.2)	$14.6	$6.5	$1.8	$11.9

Adjusted EBITDA data:
Operating earnings	$9.3	$14.0	$7.6	$34.6	$41.4
Depreciation and amortization	3.6	3.6	3.5	10.7	10.5
Unrealized other (income) expense	(2.1)	1.1	3.9	(1.4)	(6.6)
Adjusted EBITDA	$10.8	$18.7	$15.0	$43.9	$45.3

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.918	0.917	0.963	0.914	0.978
Period end exchange rate (US$ per C$1.00)	0.893	0.937	0.971	0.893	0.971

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the period reflected generally positive conditions in the markets for our products and the continued strong performance of our operations.

Lumber benchmark pricing was higher in the third quarter of 2014 than in both the prior period and the same period of last year, as demand from the U.S. and China continued to be favorable. Pulp markets were mixed in the third quarter, with softwood benchmark grades remaining strong but hardwood grades continuing a declining trend.

The value of the Canadian dollar was unchanged against the U.S. dollar on a period-average basis but weakened late in the quarter to end at just over US$0.89 for the period, down 4.9% from the end of the second quarter.

Lumber shipments were modestly higher than in both comparable periods, in part reflecting an improvement in rail service and truck availability. Pulp sales volumes declined compared to the previous quarter’s, which had benefited from a sales lag following resolution of the first-quarter work stoppage at the port of Vancouver, but were slightly higher than in the same period of last year.

Third quarter revenue of $104.0 million was down from the $113.1 million recorded in the previous period, reflecting the decrease in pulp shipments and lower per-unit sales realizations in both lumber and pulp. Revenue for the first nine months of 2014 was $311.6 million, up from $291.6 million in the same period of 2013, due largely to the positive effect of the weaker Canadian dollar.

At $74.2 million, cost of products sold increased from the $72.3 million recorded in the previous quarter and $65.0 million in the same quarter of 2013, on higher fiber, labor and energy costs, as well as higher lumber shipments.

Freight and other distribution costs were lower than the previous quarter, due to decreased pulp shipments. Compared to the third quarter of 2013, these costs were higher, reflecting both increased rates for rail and truck transportation and higher lumber shipments.

Depreciation and amortization costs were similar to the comparable periods, as there were no significant changes in our depreciable assets.

General and administration changes were primarily related to profit-sharing provisions, with differing amounts accrued in the current quarter, the prior quarter and the third quarter of 2013 for potential payout pending year-end results.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impacts on U.S.-dollar-denominated working capital balances. Other income of $2.6 million in the quarter comprised $3.3 million in gains on working capital balances, offset by $0.6 million of unrealized losses and $0.1 million of realized losses on currency and commodity derivative contracts. This contrasted with an expense of $1.1 million in the previous quarter and $1.5 million in the third quarter of 2013.

We recorded operating earnings of $9.3 million in the quarter, down from $14.0 million in the previous period but higher than the $7.6 million earned in the same period of 2013. In the first nine months of 2014, we generated $34.6 million in operating earnings, down from $41.4 million in the same period of 2013, which had been heavily influenced by gains on lumber derivative contracts.

A decline in value of the Canadian dollar relative to the U.S. dollar at the quarter end resulted in an unrealized loss of $11.1 million on the translation of our U.S.-dollar-denominated long-term debt, contrasting with unrealized gains of $8.1 million in the previous quarter and $4.5 million in the same quarter of 2013.

At $5.7 million, financing expenses, which are largely denominated in U.S. dollars, were slightly higher in the quarter than in the comparable periods, again reflecting the weaker Canadian dollar.

After a $0.7 million provision for income-tax expense, we posted a net loss of $8.2 million for the quarter. The significant change from net income of $14.6 million in the previous quarter and $6.5 million in the comparable period in the previous year primarily reflected the foreign-exchange impact on our long-term debt.

We recorded Adjusted EBITDA of $10.8 million for the period, down from $18.7 million in the previous quarter and $15.0 million in the comparable period of 2013.

Operating results by business segment

Lumber

	Three months ended			Nine months ended
	Sep. 30/14	Jun. 30/14	Sep. 30/13	Sep. 30/14	Sep. 30/13
	(in millions)			(in millions)

Production (total sawmill) - SPF - mmfbm	136.5	138.0	135.5	403.3	400.4
Production (dressed lumber) - SPF - mmfbm	121.2	117.8	113.7	348.8	351.1
Shipments - SPF - mmfbm	137.8	136.9	134.5	400.1	402.9
Benchmark price - SPF#2&Better - US$ per mfbm	$356	$335	$328	352.7	$351

Revenue	$53.0	$53.6	$45.2	$156.6	$145.5
Cost of products sold	46.2	42.1	38.8	128.4	116.1
Other realized expense (income)	0.1	(0.8)	(2.9)	(1.4)	(3.6)
Adjusted EBITDA	$6.7	$12.3	$9.3	$29.6	$33.0
Adjusted EBITDA margin - %	13%	23%	21%	19%	23%

Other unrealized income (expense)	0.8	(0.8)	(3.9)	0.6	7.2
Depreciation and amortization	(1.7)	(1.7)	(1.7)	(5.1)	(5.0)
Operating earnings	$5.8	$9.8	$3.7	$25.1	$35.2

Capital expenditures	$1.1	$2.3	$0.7	$3.9	$1.8

The lumber market strengthened in the third quarter, with the benchmark price increasing to US$356 per thousand foot board measure (mfbm) from US$335/mfbm in the second quarter. Despite this increase, our per-unit sales realizations were down slightly quarter-to-quarter, due to a positive effect on second-quarter sales arising from both the normal sales-to-shipment lag and transportation-related delays in the delivery of orders placed in the first quarter, when the benchmark price had averaged US$367/mfbm. Compared to the third quarter of 2013, sales realizations were up 14.6%, in line with changes in benchmark pricing and exchange rates.

Mill productivity was slightly lower than the previous quarter but higher than the comparable period in 2013, reflecting continued strong performance at all operations. At 137.8 mmfbm, shipments were up from the previous quarter and the third quarter of 2013, as rail and truck availability continued to improve.

Lumber segment revenue of $53.0 million was slightly lower than the previous quarter, due to a 1.8% decrease in per-unit sales realizations. Revenue in the first nine months of 2014 was 7.6% higher than in the comparable period of 2013, due largely to the year-over-year decline in value of the Canadian dollar.

Segment cost of products sold rose to $46.2 million, compared to $42.1 million in the prior quarter and $38.8 million in the same quarter of the previous year, reflecting the impacts of both higher shipments and rising input costs, including those associated with log harvesting and hauling.

Other realized expense of $0.1 million, resulting from losses on lumber and currency derivative contracts that outweighed gains on exchange-rate impacts on working capital, compared unfavorably to income of $0.8 million in the previous quarter. The decline from other realized income of $2.9 million in the third quarter of 2013 reflected that period’s gain on lumber derivative contracts.

The segment generated $6.7 million in Adjusted EBITDA for the quarter, a decrease from the $12.3 million recorded in the previous quarter and the $9.3 million posted in the comparable period of 2013.

Other unrealized income of $0.8 million mainly reflected the period-end mark-to-market valuation of currently held lumber derivative contracts. This unrealized income contrasted with the $3.9 million of unrealized expense in the comparable period of the previous year, reflecting the smaller lumber derivatives position held in the current period.

The segment recorded operating income of $5.8 million in the quarter, which was down from $9.8 million in the second quarter but higher than the $3.7 million posted in the third quarter of 2013.

Capital expenditures of $1.1 million in the quarter included the acquisition of mobile equipment and small timber quotas and were lower than the previous quarter but slightly higher than the comparable period in 2013. For the full year, we expect to make lumber segment capital expenditures of approximately $2 million on maintenance-of-business requirements, and a further $2-3 million on small, high-return projects, for a total of approximately $4-5 million.

Pulp

	Three months ended			Nine months ended
	Sep. 30/14	Jun. 30/14	Sep. 30/13	Sep. 30/14	Sep. 30/13
	(in millions)			(in millions)

Production - madmt	84.7	84.6	75.4	251.0	239.9
Shipments - madmt	84.8	94.5	83.4	249.6	253.7
Benchmark price - NBSK, US$ per admt	$1,030	$1,030	$947	$1,023	$927
Benchmark price - BEK, US$ per admt	$723	$748	$785	$746	$799

Revenue	$50.9	$59.4	$49.0	$154.7	$145.8
Cost of products sold	43.5	47.3	39.3	127.7	121.2
Other realized (income) expense	(0.6)	0.8	0.7	(0.7)	(0.5)
Adjusted EBITDA	$8.0	$11.3	$9.0	$27.7	$25.1
Adjusted EBITDA margin - %	16%	19%	18%	18%	17%

Other unrealized income (expense)	1.3	(0.3)	0.1	0.8	(0.4)
Depreciation and amortization	(1.8)	(1.9)	(1.8)	(5.4)	(5.4)
Operating earnings	$7.5	$9.1	$7.3	$23.1	$19.3

Capital expenditures	$7.0	$3.5	$1.1	$7.2	$6.6

The pulp segment had a strong quarter in terms of operating performance, with production volumes maintained at the same level recorded in the prior quarter and significantly increased over the same period of last year. Shipments declined quarter-to-quarter, as second quarter volumes had been inflated by the inventory reduction that followed impaired first-quarter shipments related to the job action at the port of Vancouver.

Pulp per-unit sales realizations were 4.5% lower than in the previous quarter, as increased shipments from hardwood producers in South America pushed overall market prices down, but higher than in the third quarter of 2013, due to the positive effect of the weaker Canadian dollar. At $50.9 million, pulp segment revenue was significantly lower than the previous quarter, on decreased shipment volumes, but higher than the same period last year, due both to increased shipments and to the increase in sales realizations related to exchange rates. While year-to-date shipments were lower, revenue of $154.7 million in the first nine months was 6.1% higher than the $145.8 million recorded in the same period in 2013, primarily reflecting the favorable exchange-rate impacts.

At $43.5 million, cost of products sold decreased from $47.3 million last quarter on lower sales volumes, but increased compared to the same period in 2013 due to a general trend of rising labor, fiber and energy costs. The pulp mill is working diligently to address these cost pressures and is expected to hold per-unit costs at current levels during the balance of the year.

After accounting for other realized income of $0.6 million associated with exchange rate impacts, the pulp segment recorded Adjusted EBITDA of $8.0 million. This was lower than the $11.3 million recorded in the previous period and the $9.0 million recorded in the same period one year earlier.

Taking into account other unrealized expenses and depreciation, the pulp segment recorded operating earnings of $7.5 million in the period, compared to $9.1 million in the previous quarter and $7.3 million in the third quarter of 2013. Operating earnings in the first three quarters of 2014 were $23.1 million, with the increase from $19.3 million in the same period of 2013 primarily due to the more favorable exchange rate.

Segment capital expenditures were $7.0 million in the quarter, with $6.4 million attributed to the BEP project and $0.6 million to maintenance-of-business activities and small, high-return projects. We expect capital expenditures for the remainder of the year to total $14.0 million for the BEP and an additional $1.6 million for non-BEP activities.

The BEP continues to proceed under the revised schedule and is expected to be substantially completed by the fourth quarter of 2015. Under the revised budget, the project is expected to require funding, over and above grants, of approximately $57 million, of which $14.9 million has been spent to date. The project will be funded through cash from operations and through $20.2 million in interim financing, which will be converted to a lease when the project facilities are operational.

Corporate and other

	Three months ended			Nine months ended
	Sep. 30/14	Jun. 30/14	Sep. 30/13	Sep. 30/14	Sep. 30/13
	(in millions)			(in millions)

Revenue	$0.1	$0.1	$0.1	$0.3	$0.3
General and administration	4.0	5.0	3.6	13.7	13.4
Adjusted EBITDA	$(3.9)	$(4.9)	$(3.4)	$(13.4)	$(13.0)
Other unrealized (expense) income	-	-	-	-	-
Depreciation and amortization	(0.1)	-	-	(0.2)	(0.1)
Operating loss	$(4.0)	$(4.9)	$(3.4)	$(13.6)	$(13.1)

Capital expenditures	$0.1	$0.2	$0.8	$0.3	$1.0

Revenue for the corporate and other segment is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparable quarters. The segment recorded a $4.0 million operating loss for the quarter, with changes from the comparable periods reflecting profit-sharing provisions, travel costs and wage adjustments.

Summary of financial position

			As at
	Sep. 30/14		Jun. 30/14		Sep. 30/13
			(in millions)

Cash	$48.4		$26.3		$45.8
Restricted cash	-		-		0.6
Current assets	181.4		175.8		157.9
Current liabilities	40.6		34.5		40.8
Ratio of current assets to current liabilities	4.5	x	5.1	x	3.9	x
Financial liabilities - borrowings	254.2		239.2		232.1
Shareholder's equity	78.6		86.8		83.7

We ended the period with $48.4 million in cash. Cash from operations was sufficient to cover changes in working capital, capital investment and financing activities during the quarter.

Cash flows

	Nine months ended
	Sep. 30/14	Sep. 30/13
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$45.8	$44.7
Net reforestation	(0.7)	(1.0)
Net change in non-cash working capital items	(15.7)	(7.5)
	29.4	36.2
Investing activities:
Additions to property plant and equipment	(9.8)	(18.6)
Receipt of government grants	1.5	14.7
Proceeds on Fox Creek insurance claim	-	-
Increase in restricted cash	-	7.0
Other	0.1	-
	(8.2)	3.1
Financing activities:
Increase in borrowings	4.0	11.6
Repayment of borrowings	(1.0)	(8.8)
Finance expenses paid	(21.5)	(20.1)
Dividends	(1.5)	(0.7)
	(20.0)	(18.1)

Increase (decrease) increase in cash	$1.2	$21.2

Opening Cash	$47.2	$24.6
Closing Cash	$48.4	$45.8

Cash and cash equivalents	$48.4	$45.8
Restricted cash	-	0.6
Total cash	$48.4	$46.4

Operations generated $29.4 million of cash during the first nine months of 2014, down from $36.2 million in the comparable period in 2013, with the difference primarily due to changes in working capital. As our pulp sales have continued to shift from Europe to China, our finished goods inventory has been reduced, but this impact has been more than offset by an increase in receivables, comprising letters of credit with longer payment terms. In addition, in 2013, some pulp sales to China on letters of credit were discounted to manage our cash position. We have not discounted any letters of credit in 2014, and the result is a significantly larger balance of accounts receivable.

Within investing activities, additions to property, plant and equipment used $9.8 million of cash, which was partially offset by the receipt of $1.5 million in government grants associated with the BEP. Investing activities in the previous period included the receipt of government grants and US$7.5 million retained from the original EPC contractor on the BEP, with the net result being that investing activities were a $3.1 million source of cash.

Financing expenditures were $20.0 million in the year to date, with the increase from the $18.1 million recorded in the first three quarters of 2013 due to the weaker Canadian dollar. Repayment of borrowings in both periods represented principal payments on our power purchase rights loans.

Liquidity and capital resources

We ended the quarter with $48.4 million in cash. We had $3.8 million committed to standby letters of credit, leaving $46.2 million available under our $50 million revolving credit facility.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $3.8 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, or in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of the unrealized exchange loss on debt.

Outlook

The beginning of 2013 marked the first phase of what some analysts believe will be a sustained period of price improvement for lumber. This outlook was based, in part, on expectations of increased demand from the U.S., as the American housing market recovered and the renovation and remodeling market maintained a steady pace, as well as continued demand from China. It was also supported on the supply side, given that lumber capacity increases were expected to be constrained by the effects of the mountain pine beetle infestation on available merchantable timber in British Columbia.

Though we generally agree with this outlook and expect these demand and supply trends to continue through 2014 and into 2015, our forecast is tempered by regional variations in the U.S. housing recovery, the lack of predictability in Chinese buying patterns, and the unsteady nature of current global economic conditions. Given the seasonal trend of reduced construction activity in the U.S. in the second half of the year, we expect to see some softening in lumber pricing in the early part of the fourth quarter, but anticipate that prices should recover later in the fourth quarter of 2014 and in the first quarter of 2015, as inventories are replenished.

The prevailing benchmark price of lumber resulted in no export charges being imposed under the Softwood Lumber Agreement (SLA) in the third quarter of 2014. Given pricing trends, SLA export charges are not expected to have a significant impact on revenues in the quarter ahead.

Pulp pricing is likely to weaken through the balance of the year, as new hardwood kraft capacity that has come into the market, primarily from South America, should eventually affect prices for all grades. To the extent that our BCTMP output is used in the printing and writing or tissue and towel sectors, we would expect to see our associated pricing follow the general downward trend. While strength in the Chinese containerboard market provided some support to BCTMP pricing earlier in the year, and we also expect pricing for BCTMP board grades to be under pressure for the balance of the year by the rise in hardwood kraft supply.

With a large portion of our sales denominated in U.S. currency, fluctuations in exchange rates may have a significant effect on our income.

Operationally, we expect our facilities to continue to run at operating rates similar to those achieved in recent quarters. In 2014, the lumber segment is expected to produce approximately 530 million board feet of dressed and rough product, and the pulp segment should again produce and sell approximately 320,000 tonnes.

We expect to continue experiencing upward pressure on our costs, with the major factors in the foreseeable future being increased harvesting and hauling costs, and rising consumer costs for power related to transmission infrastructure expansion. The labor market is also expected to be a significant challenge in the future, as our sector faces strong workforce competition in Alberta from the oil and gas sector.